EXHIBIT 99.1

STEALTHGAS INC. Reports Third Quarter and Nine Months 2011 Financial and Operating Results

ATHENS, Greece, Nov. 16, 2011 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2011.

Third Quarter 2011 Results:

  Voyage revenues for the three months ended September 30, 2011, amounted to $27.5 million, an increase of $0.8 million, or 3.0%, compared to voyage revenues of $26.7 million for the three months ended September 30, 2010.
  Voyage and vessels' operating expenses for the three months ended September 30, 2011 were $4.2 million and $8.4 million respectively, compared to $2.8 million and $10.2 million for the three months ended September 30, 2010. The increase of voyage expenses was due primarily to the increased level of fleet operational utilization during the quarter under spot voyage charters. The decrease in operating expenses was due primarily to the lower number of vessels owned during the quarter and the higher number of vessels operating under bareboat charters.
  The net income for the three months ended September 30, 2011 was $6.2 million or $0.30 per share, an increase of $5.2 million, from net income of $1.0 million or $0.05 per share for the three months ended September 30, 2010.
  Included in the third quarter 2011 results are net gains from interest rate and foreign exchange derivatives instruments of $1.1 million as well as gains due to exchange rate movements on foreign currency deposits of $1.5 million. The company also realized a $1.5 million cash loss on interest rate swap arrangements or $0.07 per share. Excluding these items adjusted net income was $2.1 million or $0.10 per share.
  Adjusted EBITDA for the three months ended September 30, 2011 amounted to $11.0 million. A reconciliation of adjusted EBITDA to Net Income is set forth below.

An average of 36.3 vessels were owned by the Company in the three months ended September 30, 2011, earning an average time-charter equivalent rate of approximately $7,178 per day as compared to 37.7 vessels, earning an average time-charter equivalent rate of $7,040 per day for the same period of 2010.

Nine Months 2011 Results

  Voyage revenues for the nine months ended September 30, 2011, amounted to $89.4 million an increase of $7.0 million, or 8.5%, from voyage revenues of $82.4 million for the nine months ended September 30, 2010.
  Voyage expenses for the nine months ended September 30, 2011 amounted to $13.1 million, an increase of $3.5 million, or 36.5%, from $9.6 million for the nine months ended September 30, 2010. Vessels' operating expenses for the nine months ended September 30, 2011 amounted to $28.8 million, an increase of $0.2 million, or 0.7%, from operating expenses of $28.6 million for the nine months ended September 30, 2010.
  The net income for the nine months ended September 30, 2011 was $4.1 million or $0.20 per share, a decrease of $2.6 million, from net income of $6.7 million, or $0.31 per share, for the nine months ended September 30, 2010.
  Included in the nine months ended September 30, 2011 results are losses incurred on interest rate and foreign exchange derivatives instruments of $2.8 million as well as a loss of $5.7 million on sale of vessels. The company also realized a $4.3 million cash loss on interest rate swap arrangements or $0.21 per share. Excluding these items adjusted net income was $8.2 million or $0.39 per share.
  Adjusted EBITDA for the nine months ended September 30, 2011 amounted to $35.0 million. A reconciliation of adjusted EBITDA to Net Income is set forth below.

An average of 37.8 vessels were owned by the Company in the nine months ended September 30, 2011, earning an average time-charter equivalent rate of approximately $7,550 per day as compared to 38.8 vessels, earning an average time-charter equivalent rate of $7,017 per day for the same period in 2010.

CEO Harry Vafias commented

This quarter, we experienced a softer spot market due to seasonal factors; summer months are typically weaker in terms of LPG trade. But the trend of the last two quarters pointing to a recovery of the LPG market has filtered down to our operating results when comparing to our performance last year. As we enter the winter season in the Northern Hemisphere, we expect to see the market strengthening.

During the quarter, we took delivery of our third 5,000 cubic meters (cbm) newbuilding LPG carrier, the Gas Myth, and with a fleet of 33 LPG carriers we continue to have a leading position in the LPG handysize segment. We now have two more 7,500 cbm vessels to add to our fleet, with scheduled deliveries in January and May 2012, in order to conclude our newbuilding program. We have secured financing for both vessels.

In terms of employment, we concluded two long term charter agreements. The first involving the newbuilding Gas Myth, that has entered into a three year time charter with a European oil company. The second involving an older vessel, the Gas Pasha, that has also entered into a three year time charter with a European gas trader. We believe that interest in long term period charters is a sign of a healthy market. As of today our vessels have secured period employment of about 55% for 2012 and 33% for 2013. We will continue to look for opportunities to enter into long term charter arrangements for our vessels.

Finally, regarding our share repurchase plan, during the third quarter, we made purchases of approximately 550,000 shares. Since the adoption of the plan in 2010, we have repurchased approximately 1.8 million shares.

Conference Call details:

On November 16, 2011 at 11:00 am EST, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 966 9439 (US Toll Free Dial In) or 0800 694 0257 (UK Toll Free Dial In).

In case of any problems with the above numbers, please dial 1 631 510 7498 (US Toll Dial In), or +44 (0)1452 555 566 (Standard International Dial In). Please quote "27683220".

A telephonic replay of the conference call will be available until November 22, 2011 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 5500 00 (Standard International Dial In). Access Code: 27683220#

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 33 LPG carriers with a total capacity of 153,088 cbm, three M.R. product tankers and one Aframax oil tanker. The company has also entered into agreements to acquire two new building LPG carriers with expected delivery in January and May 2012. Once these acquisitions are completed, STEALTHGAS INC 's fleet will be composed of 35 LPG carriers with a total capacity of 168,088 cbm, three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the third quarters and nine months ended September 30, 2010 and September 30, 2011.

FLEET DATA	Q3 2010	Q3 2011	9M 2010	9M 2011
Average number of vessels (1)	37.7	36.3	38.8	37.8
Period end number of vessels in fleet	38	37	38	37
Total calendar days for fleet (2)	3,471	3,335	10,579	10,312
Total voyage days for fleet (3)	3,394	3,247	10,370	10,106
Fleet utilization (4)	97.8%	97.4%	98.0%	98.0%
Total charter days for fleet (5)	2,513	2,515	7,727	7,784
Total spot market days for fleet (6)	881	732	2,643	2,322
Fleet operational utilization (7)	83.9%	88.1%	85.7%	89.5%

AVERAGE DAILY RESULTS	Q3 2010	Q3 2011	9M 2010	9M 2011
Time Charter Equivalent – TCE (8)	$7,040	$7,178	$7,017	$7,550
Vessel operating expenses (9)	2,934	2,527	2,705	2,792
Management fees	370	337	365	356
General and administrative expenses	224	194	209	191
Total operating expenses (10)	3,159	2,722	2,914	2,983

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

8) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

9) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

10) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, gain/(loss) on derivatives excluding swap interest paid and non-cash exchange difference. EBITDA, adjusted EBITDA and adjusted net income are not recognized measurements under US GAAP. Our calculation of EBITDA, adjusted EBITDA and adjusted net income may not be comparable to that reported by other companies in the shipping or other industries.

EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share are included herein because they are a basis upon which we assess our financial performance, assist in comparability of our performance from period to period and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30,		Nine Months Period Ended September 30,
	2010	2011	2010	2011
Net Income - Adjusted Net Income
Net income	990,019	6,200,742	6,749,865	4,104,000
Loss/(gain) on derivatives	2,600,870	(1,127,369)	6,065,296	2,760,836
Less swap interest paid	(1,611,053)	(1,502,404)	(4,771,520)	(4,318,849)
(Gain)/loss on sale of vessels, net	----	5,933	(960,696)	5,654,178
Unrealized exchange gain	(1,079,731)	(1,515,181)	(1,079,731)	(7,176)
Adjusted Net Income	900,105	2,061,721	6,003,214	8,192,989

EBITDA - Adjusted EBITDA
Net income	990,019	6,200,742	6,749,865	4,104,000
Plus interest expense	2,071,003	2,111,695	5,675,628	6,270,788
Less interest income	(94,576)	(2,773)	(300,231)	(38,732)
Plus depreciation	6,736,565	6,799,341	19,717,326	20,589,001
EBITDA	9,703,011	15,109,005	31,842,588	30,925,057

Adjusted Net Income	900,105	2,061,721	6,003,214	8,192,989
Plus interest expense	2,071,003	2,111,695	5,675,628	6,270,788
Less interest income	(94,576)	(2,773)	(300,231)	(38,732)
Plus depreciation	6,736,565	6,799,341	19,717,326	20,589,001
ADJUSTED EBITDA	9,613,097	10,969,984	31,095,937	35,014,046

EPS - Adjusted EPS
Net income	990,019	6,200,742	6,749,865	4,104,000
Adjusted net income	900,105	2,061,721	6,003,214	8,192,989
Weighted average number of shares	21,069,380	20,887,422	21,691,222	21,029,322
EPS	0.05	0.30	0.31	0.20
Adjusted EPS	0.04	0.10	0.28	0.39

StealthGas Inc.
Unaudited Statements of Income
(Expressed in United States Dollars, except number of shares)
	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2010	2011	2010	2011

Revenues
Voyage revenues	26,726,969	27,492,638	82,354,034	89,396,439

Expenses
Voyage expenses	2,833,763	4,186,020	9,590,207	13,096,063
Vessels' operating expenses	10,185,578	8,428,178	28,615,797	28,791,931
Dry-docking costs	596,948	849,282	2,344,584	2,575,799
Management fees	1,284,690	1,122,475	3,857,810	3,673,865
General and administrative expenses	777,651	648,512	2,210,261	1,973,265
Depreciation	6,736,565	6,799,341	19,717,326	20,589,001
Charter termination fees	(228,000)	----	(228,000)	----
Net loss/(gain) on sale of vessels	----	5,933	(960,696)	5,654,178
Total expenses	22,187,195	22,039,741	65,147,289	76,354,102

Income from operations	4,539,774	5,452,897	17,206,745	13,042,337

Other income and (expenses)
Interest and finance costs	(2,071,003)	(2,111,695)	(5,675,628)	(6,270,788)
(Loss)/gain on derivatives	(2,600,870)	1,127,369	(6,065,296)	(2,760,836)
Interest income	94,576	2,773	300,231	38,732
Foreign exchange gain	1,027,542	1,729,398	983,813	54,555
Other expenses, net	(3,549,755)	747,845	(10,456,880)	(8,938,337)

Net income	990,019	6,200,742	6,749,865	4,104,000

Earnings per share
- Basic	0.05	0.30	0.31	0.20
- Diluted	0.05	0.30	0.31	0.20

Weighted average number of shares
-Basic	21,069,380	20,887,422	21,691,222	21,029,322
-Diluted	21,091,139	20,887,422	21,705,902	21,029,322

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31, 2010	September 30, 2011

Assets
Current assets
Cash and cash equivalents	29,797,095	42,440,323
Trade and other receivables	2,414,008	2,784,876
Claims receivable	396,395	322,174
Inventories	1,840,092	3,117,887
Advances and prepayments	777,126	437,144
Restricted cash	4,495,198	5,705,291
Fair value of derivatives	5,407,633	2,166,288
Total current assets	45,127,547	56,973,983

Non current assets
Advances for vessels under construction	37,273,199	18,459,841
Vessels, net	603,065,011	621,708,038
Other receivables	42,572	1,118
Restricted cash	1,550,000	1,300,000
Deferred finance charges, net of accumulated amortization of $978,574 and $1,293,533	1,318,070	1,788,111
Total non current assets	643,248,852	643,257,108
Total assets	688,376,399	700,231,091

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	9,515,372	7,707,348
Trade accounts payable	4,761,389	5,513,025
Other accrued liabilities	5,433,594	5,710,649
Customer deposits	285,000	275,000
Deferred income	2,754,630	2,315,716
Other current liability	2,687,500	----
Current portion of long-term debt	34,831,548	34,168,710
Total current liabilities	60,269,033	55,690,448

Non current liabilities
Fair value of derivatives	11,602,213	10,670,264
Long-term debt	310,254,401	325,376,725
Total non current liabilities	321,856,614	336,046,989
Total liabilities	382,125,647	391,737,437

Commitments and contingencies	----	----

Stockholders' equity
Capital stock	211,042	205,526
Additional paid-in capital	277,986,270	275,761,643
Retained earnings	28,508,349	32,612,349
Accumulated other comprehensive loss	(454,909)	(85,864)
Total stockholders' equity	306,250,752	308,493,654
Total liabilities and stockholders' equity	688,376,399	700,231,091

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Nine Month Periods Ended September 30,
	2010	2011

Cash flows from operating activities
Net income for the period	6,749,865	4,104,000

Items included in net income not affecting cash flows:
Depreciation and amortization of deferred finance charges	20,157,600	20,903,960
Unrealized exchange gain	(1,079,731)	(7,176)
Share based compensation	137,229	4,071
Change in fair value of derivatives	1,293,776	2,678,441
(Gain)/loss on sale of vessels-net	(960,696)	5,654,178

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	76,983	(329,414)
Claims receivable	(285,948)	(249,759)
Inventories	(385,929)	(1,277,795)
Advances and prepayments	(27,875)	339,982
Increase/(decrease) in
Payable to related party	1,181,458	(1,808,024)
Trade accounts payable	1,008,295	751,636
Other accrued liabilities	(218,389)	277,055
Other current liability	(5,375,000)	(2,687,500)
Deferred income	(1,522,228)	(438,914)
Net cash provided by operating activities	20,749,410	27,914,741

Cash flows from investing activities
Insurance proceeds	678,036	323,980
Advances paid for vessels under construction and acquisitions of vessels	(63,889,919)	(51,073,881)
Proceeds from sale of vessels, net	37,100,890	25,001,033
Decrease in restricted cash account	----	250,000
Increase in restricted cash account	(1,697,806)	(1,210,093)
Net cash used in investing activities	(27,808,799)	(26,708,961)

Cash flows from financing activities
Stock repurchase	(6,280,327)	(2,234,214)
Deferred finance charges paid	(360,000)	(785,000)
Customer deposits received	----	275,000
Customer deposits paid	(1,328,948)	(285,000)
Loan repayments	(37,934,967)	(34,940,514)
Proceeds from long-term debt	45,000,000	49,400,000
Net cash (used in)/provided by financing activities	(904,242)	11,430,272

Effect of exchange rate changes on cash	1,079,731	7,176

Net (decrease)/increase in cash and cash equivalents	(6,883,900)	12,643,228
Cash and cash equivalents at beginning of year	44,076,339	29,797,095
Cash and cash equivalents at end of period	37,192,439	42,440,323

Fleet Profile and Fleet Deployment:

The table below shows the Company's fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration (1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-12
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun -13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Jan -12
Gas Moxie	6,526	F.P.	1992	May-05	Spot	--
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Jan-12
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	--
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-12
Gas Emperor	5,013	F.P.	1995	Feb-05	Spot	--
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-12
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-12
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-12
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Spot	--
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jan--13
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-12
Gas Elixir	5,000	F.P.	2011	Feb-11	Time Charter	Dec-12
Gas Cerberus	5,000	F.P.	2011	Apr-11	Time Charter	Jul-12
Gas Myth	5,000	F.P.	2011	Sep-11	Time Charter	Nov-14
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Aug-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Time Charter	Dec-11
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug -12
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-12
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	June-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Dec-11
Gas Ice	3,434	S.R.	1991	Apr-05	Spot	--
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	--
Gas Tiny	1,320	S.R.	1991	Oct-04	Spot	--
FLEET TOTAL: 33 VESSELS	153,088 cbm
Additional Vessels (with expected delivery date)
Gas Husky	7,500	F.P.	2011	Jan-12
Gas Esco	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET: 35 VESSELS	168,088 cbm

Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jul-12
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt

-- F.P.: Fully-Pressurized

-- S.R.: Semi-Refrigerated

-- M.R.: Medium Range

(1)    Earliest date charters could expire.

CONTACT: Company Contact:
         Konstantinos Sistovaris
         Chief Financial Officer
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sistovaris@stealthgas.com